Filed by: Washington Federal, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Luther Burbank Corporation
Commission File No.: 001-38317

Questions & Answers
Regarding the Combination of Luther Burbank Savings with WaFd Bank
ABOUT WAFD BANK

Q1. Who is WaFd Bank and where do they operate?
A. WaFd Bank is headquartered in Seattle, Washington and operates 201 branches in eight western states: Washington, Oregon, Idaho, Arizona, Nevada, Utah, New Mexico, Texas and, once the combination with Luther Burbank Savings (together with its parent holding company Luther Burbank Corporation, “Luther Burbank”) is complete, CALIFORNIA. Shares of common stock of WaFd Bank’s parent holding company, Washington Federal, Inc. (“Washington Federal”, and together with WaFd Bank, “WaFd”), are traded publicly on the NASDAQ exchange under the symbol “WAFD”. Since going public in 1982, the Company has paid cash dividends for 158 consecutive quarters and has provided total shareholder returns of more than 33,000%. Here’s a bit of information from the company’s public website:

On April 13 of 1917, just a week after the United States declared war against Germany, a small group of business owners in Ballard - a fishing and lumbering community a few miles north of downtown Seattle - founded what was to become WaFd Bank. Their objective was to provide a source of funding for home loans for this rapidly growing community, and to help their neighbors build a safe and secure financial future. Back then, the average worker was earning just $5 a day so saving up to buy a home could seem a nearly impossible goal. Today, over 105 years later, WaFd Bank honors these roots with our mission to strengthen communities and the financial well-being of our clients.

WaFd Bank believes that doing the right thing and making a reasonable profit are not mutually exclusive - we call it purpose over profit. Luther Burbank’s mission is to “Improve your financial future with a superior human-centered experience, whether you are a customer, employee or shareholder.” Hopefully, you can see how similar these aspirational statements are, and our actions going forward will demonstrate that our values are aligned.

Q2. What segments of the market does WaFd serve?
A. WaFd Bank is a West Coast bank with two primary areas of focus: Commercial Banking and Retail Banking. WaFd Bank serves large and small businesses as well as consumers. Similar to Luther Burbank, WaFd Bank is also a portfolio lender, meaning we originate and hold our loans, including fixed-rate mortgage loans.

WaFd Bank has a significant multi-family loan portfolio and believes that this is an important asset class for its business. The combination with Luther Burbank builds on this specialization and provides a unique opportunity to penetrate the institutional real estate market for both loans and deposits. Going forward a key to our combined success will be treasury management services for commercial clients. We think we have a strong product offering and are continuing to make investments here. Treasury management products bring with them low cost deposits, which is a key objective for our long term growth plans.

THE COMBINATION AND INTEGRATION

Q3. Why are WaFd and Luther Burbank combining?
A. WaFd and Luther Burbank are very excited about this opportunity for several reasons. First, both institutions share similar values and heritage. Each understands that integrity and trust are paramount. Second, each understands the value of growing and sustaining a good business built upon the foundation of superb asset quality. Third, each institution is excited about the opportunity to expand and enhance our mutual presence throughout the West Coast. WaFd Bank offers a much broader array of products and services, which will be available to Luther Burbank’s customers. Our combined balance sheet, together with the combined institution’s ability to leverage technology to deliver high-quality deposit products and services, will support the combined business’s future growth.

Q4: WaFd’s management had said it was not interested in pursuing strategic mergers and acquisitions. What has changed?
A. WaFd has been on an excellent trajectory for organic growth in both loans and deposits, but most importantly, earnings per share. WaFd’s management and board of directors have indicated that any potential strategic transaction would face a high bar. WaFd’s board of directors and management think WaFd has found such an opportunity for various reasons, including:
i.Complementary Market – Combining with Luther Burbank, which has approximately $8 billion in total assets, presents an opportunity to enter California, the world’s 5th largest economy, in a meaningful way. Partnering with Luther Burbank in California allows WaFd to establish a strong foothold in a strategic state where many WaFd clients are doing business.
ii.Alignment of Culture and Values – Luther Burbank reminds us a lot of WaFd in the way they treat clients, the value they place on asset quality, efficiency of operations and long-term employees.
iii.Strong Asset Quality – Very few banks in the US have a more conservative loan portfolio than WaFd Bank, and Luther Burbank is one of them. WaFd believes the combined balance sheet will be resilient and well-positioned as we head into what likely will be a period of economic contraction and possibly recession, the depth and duration of which are uncertain.
iv.Opportunity – WaFd’s board of directors and management team are disciplined in their consideration of strategic growth opportunities and believe the merger consideration is fairly priced given Luther Burbank’s balance sheet and earnings profiles, as well as the consolidated institution’s prospects for generating shareholder value, as described below.
v.Compelling Economics – WaFd’s board of directors and management team believe the combination of the institutions’ respective balance sheets and the terms of the transaction result in what are compelling factors:

a.Accretive to tangible book value immediately.
b.Accretive to CET1 ratio immediately.
c.Accretive to EPS by 7% in the first full year after the combination.
d.A true partnership through an all stock transaction aligns the interests of both Luther Burbank and WaFd.

Q5: Is WaFd looking to acquire other banks?
No. WaFd is focused on serving its current clients, winning new business and executing on the combination with Luther Burbank and the integration plan. That said, WaFd’s board of directors and management team are always cognizant of opportunities that are in the best interests of WaFd’s shareholders, employees and the communities it serves, like the combination with Luther Burbank.

Q6. What approvals are needed for the combination?
A. The boards of directors of WaFd and Luther Burbank have unanimously approved the combination. The combination will be subject to approval by both parties’ respective shareholders, as well as the Federal Reserve, the FDIC, the California Department of Financial Protection and Innovation and the Washington Department of Financial Institutions. Both parties are committed to working together expeditiously in pursuing these approvals.

Q7. What will Luther Burbank’s shareholders receive in connection with the combination?
A. Upon consummation of the combination, Luther Burbank shareholders will be entitled to receive 0.3353 shares of Washington Federal common stock, which based on the closing price of Washington Federal’s common stock on November 11, 2022, equals $12.79 per share of Luther Burbank stock. Prior to the close of the transaction dollar value per share will be determined for payouts of cash in lieu of fractional shares of Washington Federal common stock.

Q8. Will any of the branch offices of Luther Burbank or WaFd Bank close in connection with the combination?
A. No. WaFd Bank does not currently operate in California, and as such, there is very little overlap geographically. Bellevue, Washington is the only market in which there is branch overlap. WaFd Bank recently closed one of its downtown Bellevue branch offices and welcomes the opportunity to expand its physical presence via the Luther Burbank location. Of course, long-term decisions with respect to the combined institution’s branch locations will depend on consumer habits, changing market conditions and bank performance. Like many banks, WaFd Bank is looking at how our clients want to use physical bank locations given the rapid adoption of mobile and online banking, and it is our goal to consistently create locations that are optimized to provide client convenience and quality experiences.

Q9. Will people from WaFd Bank be visiting our offices?
A. Yes. Following the public announcement of the transaction, WaFd Bank representatives will visit Luther Burbank’s offices from time to time as we begin to plan for an efficient and effective integration process. Our goal is to provide as much advance notice as we can prior to these visits and to minimize any disruptions to our core mission – providing the highest quality of service to our clients and communities.

Q10. In order to keep our employment with WaFd Bank, will Luther Burbank employees have to apply for an open position?
A. Not always. In some cases, your job may continue uninterrupted. In other cases, there may be postings for open positions for which you can choose to apply. We will give you as much notice as possible.

Q11. Will Luther Burbank’s name change?
A. Luther Burbank will continue to operate under the same name until the combination closes and we have a common system/platform. At that time, Luther Burbank branches will become WaFd Bank branches so that all clients can be served at any of the combined institution’s 200- plus branches throughout the combined nine-state territory.

Q12. What will happen to customer accounts? Will account numbers change?
A. WaFd Bank values the relationships and trust Luther Burbank has built with its clients and wants to support those relationships. Most clients will see few changes in the terms of their accounts, though account numbers will likely have to change at conversion to avoid duplicate account numbers within the combined systems. CD clients, in particular, will not experience a change in rate or term until their CD matures. There may be other small changes to account terms, though specific details need to be finalized. We do not anticipate making any changes to accounts until at least October, 2023. Even after that, we may decide to “grandfather” certain existing account relationships. Additional information will be communicated to Luther Burbank employees and mailed to Luther Burbank’s customers prior to the integration.

Q13. If someone has money at both banks, is it still insured?
A. The FDIC insurance coverage does not change between now and the close of the transaction because we will continue to be two separate legal entities. We will provide further updates regarding FDIC insurance coverage as we approach the close of the transaction after an analysis of clients with deposits at both institutions is performed; however, we do not anticipate this to be a meaningful number of clients given the geographic diversity of our branch footprints.

Q14. Will branch hours change?
A. Nothing will change prior to the combination. Employees and customers will be notified in advance should branch hours change in the future. At this time, we do not anticipate hours of operations in the branches to change even after the combination is complete.

EMPLOYMENT AND BENEFITS

Q15. When will I know if my job will be impacted?
A. WaFd Bank has completed over 19 acquisitions and understands that, until the combination is complete, both institutions need to continue to serve their respective clients and operate as independent companies.

Our history has taught us that much of the good that has come from previous acquisitions starts with our partners’ employee base. Our expectation is that most client facing Luther Burbank employees, and many of the Luther Burbank team members who directly support these client facing employees, will continue with the combined institution. The success of this combination will depend largely on continuing to provide and further enhance the high-quality financial products and services Luther Burbank has provided for over 40 years.

There will be some employees who do not continue with WaFd Bank after the transaction is closed, particularly some who may be a part of back-office administrative support teams. We intend to make retention decisions no later than January 31, 2023. We ask that you be open and assume good intentions, and we will reciprocate by treating all employees with respect by being honest and transparent. Rest assured, each institution has a vested interest in making this a smooth transition and we will be working together diligently and collaboratively to make good decisions over time.

Luther Burbank and WaFd will offer a competitive Severance Program that was recently adopted by each organization’s Boards of Directors to provide a safety net for employees and their families in the event that an employee is not retained by WaFd Bank. We sincerely hope this gives you some peace of mind as we work through the transition. The details regarding the Severance Program can be found on the Daisy, Luther Burbank’s intranet over the next few days.

Q16. When should I have a resume ready to apply for jobs at WaFd Bank?
A. It’s still too soon to start applying for jobs; however, we would suggest updating or creating a resume for the near term. We must continue to operate as completely separate organizations for several more months. However, as we move forward, you should know that WaFd Bank has implemented a soft hiring freeze to help us absorb future colleagues from Luther Burbank.

Q17. When I become a WaFd employee, will I retain my seniority date?
A. For those Luther Burbank employees retained by WaFd Bank, WaFd Bank is pleased to grandfather the hire date reflected in the Luther Burbank HR system. This date will apply to benefit plans.

Q18: What are the basic insurance benefits offered to employees?
A: WaFd Bank offers its employees very similar benefits as those Luther Burbank offers. WaFd Bank offers benefits which include Medical Insurance, Dental Insurance, Flexible Spending

Arrangements (FSA), Health Savings Accounts (HSAs), Group Life Insurance, Voluntary Life Insurance, Long Term Disability Insurance, Employee Assistance Program, Tuition Reimbursement, Paid Parental Leave, and others that you will learn more about as we move forward. The current Luther Burbank benefit plans will remain in effect until the combination closes. We will provide more information about the WaFd Bank benefit plans offered as we near the closing of the transaction.

Q19. What is WaFd Bank’s Workplace Appearance Standards?
A. WaFd Bank’s dress standard is business casual or “smart” casual. It’s less formal than the traditional suit and tie, yet our standard still gives a professional and favorable impression designed to build trust with our clients. We may occasionally dress more casually for special occasions, and we offer branded clothing, or “Teamwear,” that can be worn during community events or on casual dress days. However, please continue to follow the Luther Burbank dress standards until the close of the transaction

Q20. Can employees who stay with WaFd Bank transfer their 401(k) funds into the WaFd 401(k)?
A. We are working with the WaFd Bank 401(k) administrator and the Luther Burbank 401(k) administrator to determine available options for Luther Burbank employees who continue with WaFd Bank. We will provide more information about this as we near the closing of the transaction.

Q21. When does WaFd Bank pay its employees?
A. WaFd Bank paydays are on the 15th and last business day of each month. Pay is divided equally between the two monthly checks, though special deductions for benefits can result in small variations between the two amounts. If a payday falls on a Saturday or Sunday, employees are paid the Friday before. WaFd Bank pays employees via direct deposit.

Q22. How will WaFd Bank approach annual raises for Luther Burbank employees?
A. In the past, we have waited a bit before giving increases to newly joined employees. Generally, we consider increases in the fall for a January 1 effective date. Note, however, that prior to the close of the transaction, which we anticipate will be in the third quarter of 2023, Luther Burbank will continue to operate in “business as usual” mode, with annual merit increases considered in the first quarter and included in the first paycheck in April, if increases are merited.

Q23. What is WaFd Bank’s paid vacation policy?
A. WaFd Bank provides vacation hours to all full-time employees based on years of consecutive service. All vacation hours are granted at the beginning of each fiscal year (October 1). Hours are earned (accrued) over time and paid to employees as they work throughout the remainder of the fiscal year. Your vacation hours will be based on your employment tenure with Luther Burbank. Full-time employees earn vacation each fiscal year as follows:

Years of continuous WaFd Employment	Number of Vacation Days Awarded Per Fiscal Year
2 Months to 1 Year	Prorated
1 – 4 Years	10 Days
5-9 Years	15 Days
10 or More Years	20 Days

•Branch Managers earn 3 weeks of vacation, prorated the first year.
•Vice Presidents and above earn 4 weeks of vacation prorated the first year.
•Temporary, Part-time, and On-call employees do not accumulate vacation hours.

All accrued vacation and sick leave will transfer to WaFd Bank for those employees who remain employed after the close of the transaction, and any accrued vacation pursuant to the Luther Burbank policies will be paid to employees on their final paycheck, if they are not retained by WaFd Bank.

Q24. Does WaFd Bank allow rollover of any unused vacation hours each year?

A. No, we truly want each employee to take his or her vacation. Everyone deserves some time away. WaFd Bank asks all employees to use all of their vacation in the fiscal year it is earned, and no carryover of unused vacation is allowed. Any unused accrued vacation for Luther Burbank employees between the closure date and 10-1-2023 would be cashed out as of 10-15- 2023.

Q25. Will there be vacation freezes around conversion time?
A. Yes. We anticipate needing to conduct training leading up to the conversion and need to place a freeze on vacation around the system conversion date, which is yet to be determined though we are hopeful will occur in fall 2023.

Q26. What about sick leave? How does sick leave accrue?
A. Your sick leave benefits will remain in place pursuant to the Luther Burbank policy until the transaction closes. Any accrued sick leave you have with Luther Burbank will be carried over to WaFd Bank’s payroll system.

After the closing, and if you are retained by WaFd Bank, you will begin accruing leave credits (sick leave) on your first day of employment with WaFd Bank. Leave credits accrue based on hours worked. We have two different accrual methods for our leave credits based on years of service with WaFd Bank. Your years of service determine your sick leave accrual rate. Leave credits are determined for each full-time employee as follows:

Years of Service	Accrual Rate	Max Accrual	Available
2 Months to 3 Years	Up to 4 Hours/Month	48 Hours Per Year	First Pay Period After Completion of One Month Serv
3 Years or More	Up to 8 Hours/Month	96 Hours Per Year	Updated Each Pay Period

Q27. What can leave credits be used for?
A. Leave credits can be used for an employee’s personal sickness or injury, employee’s doctor and dental appointments or to care for an employee’s dependent sick child or dependent family member.

Q28. What happens to my unused leave credits each year?
A. Unused leave credits accumulate to help you sustain income during short term disabilities, including family leave. The leave credits accrue up to 960 hours maximum. There is no payout of unused leave credits.

Q29. What does WaFd Bank consider full time employment?
A. At WaFd Bank, 40 hours is full-time. Employees who work less than 40 hours are part-time or hourly.

Q30. I am interested in exploring open positions at WaFd Bank, what is the process?
A. We appreciate your interest in WaFd and exploring career opportunities with us. Because of the pending acquisition, we currently have a “soft” hiring freeze in place. This means we will try to hold positions to allow Luther Burbank employees the opportunity to apply and interview. Additional information about the process will be shared shortly, in the interim it is very important that you continue to conduct your work at Luther Burbank in a “business as usual” mode.

Q31. When will more information be available about the transition?
A. We know that you have many more questions than we can possibly answer at this time. We will be providing regular updates during the transition period to provide as many answers to these questions as quickly as we possibly can. Communication will be key as we go forward and we will send out written communication at least once a month to all employees. As you have questions, please email your current bank (either LBS-Questions@lbsavings.com or ask@wafd.com) and we will address your questions in future communications.

Q32. How does this impact WaFd Bank employees or the way WaFd Bank does business? As a WaFd Bank employee, this announcement should be good news because this will expand opportunities both collectively and individually. We believe the consolidated institution’s balance sheet will be strong and that there will be meaningful opportunities to further enhance our organic growth prospects across our footprint as we continue to learn from the Luther Burbank team and continue our journey of improvement together. Please join us in welcoming our new prospective colleagues from Luther Burbank.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of WAFD and Luther Burbank. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on WAFD’s and Luther Burbank’s current expectations and assumptions regarding WAFD’s and Luther Burbank’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect WAFD’s or Luther Burbank’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, the outcome of any legal proceedings that may be instituted against WAFD or Luther Burbank, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where WAFD and Luther Burbank do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of WAFD and Luther Burbank successfully. Except to the extent required by applicable law or regulation, each of WAFD and Luther Burbank disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding WAFD, Luther Burbank and factors which could affect the forward-looking statements contained herein can be found in WAFD’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, its Quarterly Reports on Form 10-Q for the periods ended December 31, 2021, March 31, 2022 and June 30, 2022, and its other filings with the SEC, and in Luther Burbank’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, and its other filings with the SEC.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction, a registration statement on Form S-4 will be filed by WAFD with the Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/prospectus filed with the SEC to be distributed to the shareholders of WAFD and Luther Burbank in connection with their votes on the Proposed Transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. The final joint proxy statement/prospectus will be mailed to shareholders of WAFD and Luther Burbank. Investors and security holders will be able to obtain the documents, and any other documents WAFD has filed with the SEC, free of charge at WAFD’s website at www.wafdbank.com under the “Investor Relations” section. Investors and security holders will be able to obtain the documents, and any other documents Luther Burbank has filed with the SEC, free of charge at the SEC’s website, www.sec.gov or by accessing Luther Burbank’s website at www.lutherburbanksavings.com under the “About Us/Investor Relations/Financials/SEC Filings” section. In addition, documents filed with the SEC by WAFD or by Luther Burbank will be available free of charge (1) by writing WAFD at 425 Pike Street, Seattle, Washington 98101, Attention: Investor Relations or by telephone at (206) 624-7930, or (2) by writing Luther Burbank at 520 Third Street, 4th floor, Santa Rosa, CA 95401, Attention: Investor Relations or by telephone at (844) 446-8201.

Before making any voting or investment decision, shareholders of WAFD and Luther Burbank are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the Proposed Transaction, WAFD and Luther Burbank. Free copies of these documents may be obtained as described above.

Participants in Solicitation

The directors, executive officers and certain other members of management and employees of WAFD may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of WAFD. Information about the directors and executive officers of WAFD is included in the proxy statement for its 2022 annual meeting of WAFD shareholders, which was filed with the SEC on December 6, 2021.
The directors, executive officers and certain other members of management and employees of Luther Burbank may also be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of Luther Burbank. Information about Luther Burbank’s directors and executive officers is included in the proxy statement for its 2022 annual meeting of Luther Burbank’s shareholders, which was filed with the SEC on March 16, 2022.
Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the Proposed Transaction when it becomes available. Free copies of this document may be obtained as described above.